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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

       Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934






For the month of September, 2002
Commission File Number 001-15118


                          VIDESH SANCHAR NIGAM LIMITED
               (Exact name of registrant as specified in charter)

                                 NOT APPLICABLE
                 (Translation of registrant's name into English)

                              THE REPUBLIC OF INDIA
                 (Jurisdiction of incorporation or organization)

                              VIDESH SANCHAR BHAVAN
                               MAHATMA GHANDI ROAD
                                 MUMBAI 400 001
                                      INDIA
                                 +91-22 262 4020
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   ---------


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1.   EXHIBIT

     Videsh Sanchar Nigam Limited (the "Registrant") hereby incorporates in this report on Form 6-K the following exhibits:

EXHIBIT NUMBER       DESCRIPTION OF EXHIBIT
--------------       ----------------------
99.1.                Statement regarding quarter ended June 30, 2002.

99.2.                Shareholding pattern of the Registrant as on June 30, 2002.

99.3. Letter to Indian stock exchanges regarding details of shareholding of the Registrant.

99.4. Letter to Indian stock exchanges regarding appointment of directors of the Registrant.
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Forward-Looking Statements

     Statements in this Form 6-K and the documents attached hereto as exhibits that are not strictly historical in nature are forward-looking statements. These statements are only predictions based on current information and expectations and involve a number of risks and uncertainties. Actual events or results may differ materially from those projected in such statements due to various factors. Factors which may cause actual results to differ materially from those discussed herein include economic considerations that could affect demand for telecommunications services and the ability of the Registrant to make collections, inflation, regulatory factors, exchange controls and occurrences in currency markets, competition, labor relations, and the risk factors set forth in the Registrant's various filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed on October 1, 2001. The
Registrant undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the
Private Securities Litigation Reform Act of 1995.
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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


VIDESH SANCHAR NIGAM LIMITED
       (Registrant)


By: /s/ ARUN GUPTA
   -------------------------------
             (Signature)

Name:  Arun Gupta
Title: Executive Director (Finance)



Date: 4 September 2002